1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

April 12, 2024

Via EDGAR

Lauren Hamilton, Staff Accountant

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street N.E.
Washington DC 20549

Re:	SL Investment Corp. (File No. 814-01366)

Dear Ms. Hamilton:

On behalf of SL Investment Corp. (the “Company”), set forth below are the Company’s responses to the verbal comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company’s legal counsel on March 6, 2024 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (File No. 814-01366), filed with the SEC on March 10, 2023 (the “Form 10-K”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the responses of the Company.

1.	Comment: Please ensure that the Company’s website address is disclosed in future SEC filings, as required by Item 101(e)(3) of Regulation S-K.

Response: The Company respectfully advises the Staff that it does not currently have a website address. If the Company maintains a website address in the future, it will include the disclosure required by Item 101(e)(3) of Regulation S-K in its applicable SEC filings.

2.	Comment: If the Company has omitted a discussion for the earliest of the three years required by “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K, please include a statement indicating where that information can be found in a prior filing.

Response: The Company respectfully advises the Staff that it has included the above referenced statement on page 72 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 7, 2024 (the “2023 Form 10-K”), and will continue to do so in future SEC filings.

April 12, 2024 Page 2

3.	Comment: Please confirm for the Staff, on a supplemental basis, whether any of the loans held by the funds are unitranche loans (i.e., co-lending arrangements). Additionally, because “last out” lenders bear a greater risk in exchange for receiving higher interest rates, please provide risk disclosure in the Notes to Consolidated Financial Statements in future filings so that readers understand the risks associated with these investments. With respect to co-lending arrangements (unitranche) loans, please also supplementally notify the Staff (i) whether the Company has any specific accounting policies it applies to co-lending arrangements, (ii) how the valuations of these investments take into account the payment prioritization and/or payment waterfall, (iii) the impact of such co-lending arrangements on the calculation of interest income under the effective interest methods, and (iv) whether any of the co-lenders under these arrangements are affiliates of the Company.

Response: The Company respectfully advises the Staff that as of December 31, 2022, as well as December 31, 2023 and March 31, 2024, it did not hold any investments in loans that were bifurcated within the tranche in terms of payment priority. To the extent investments in the “last out” portion of tranched first lien loans were to comprise a material portion of the Company’s investment portfolio in the future, the Company will include risk disclosure in its future SEC filings to inform investors of the risks associated with such “last out” positions.

4.	Comment: Please indicate the interest rate or preferential dividend rate and maturity date as applicable for the Company’s preferred stock investments in its Schedule of Investments. See Regulation S-X, 12-12.4. Further, please indicate by appropriate symbol each issue of securities that is not income producing as required by Regulation S-X, 12-12.7

Response: The Company respectfully advises the Staff that it will include the interest rate or preferential dividend rate and the maturity date, if appliable, for its preferred stock investments in its Schedule of Investments in future SEC filings.

The Company also respectfully advises the Staff that footnote 1 in the Company’s Schedule of Investments as of December 31, 2022 in the Form 10-K states that “[a]ll equity investments are non-income producing unless otherwise noted.” The Company will revise footnote 1 in future SEC filings to make clear that this statement applies to both common and preferred equity investments.

April 12, 2024 Page 3

5.	Comment: The Staff notes that the disclosure after the table on page 122 of the Form 10-K, which table provides quantitative information about significant unobservable inputs of the Company’s Level 3 financial instruments, discussing whether an increase in significant observable inputs would result in an increase or decrease of fair value, only discusses the impact of significant changes for the yield analysis technique and the market approach technique and does not discuss the additional valuation techniques described in the table. Please revise the disclosure after the table to also discuss the impact of significant changes on the income approach and recent transaction valuation techniques. See Accounting Standards Codification 820-10-50-2(g) and AICPA Audit & Accounting Guide Section 7.228.

Response: The Company respectfully advises the Staff that it revised the disclosure in the 2023 Form 10-K to include a discussion of the impact of an increase and/or decrease in significant observable inputs on each on each the valuation techniques included in the table and will continue to do so in future SEC filings.

6.	Comment: In the table providing quantitative information about significant unobservable inputs of the Company’s Level 3 financial instruments on page 122 of the Form 10-K, please include disclosure as to how the Company’s weighted average is being calculated in compliance with Accounting Standards Codification 820-10-50-2(bbb)(2).

Response: The Company respectfully advises the Staff that it included the following footnote to the “Weighted Average” column of the above referenced table in the 2023 Form 10-K and will continue to do so in future SEC filings:

“Weighted average is calculated by weighting the significant unobservable input by the relative fair value of the investment.”

* * * * * *

April 12, 2024 Page 4

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, SL Investment Corp.

Orit Mizrachi, SL Investment Corp.

David Pessah, SL Investment Corp.

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP

Jonathan H. Gaines, Dechert LLP